[Letterhead of The Goodyear Tire & Rubber Company]
March 1, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attention: Pamela A. Long

Re:	The Goodyear Tire & Rubber Company Registration Statement on Form S-4 File No. 333-164632
Dear Ms. Long:
     We hereby request that the above-referenced Registration Statement be declared effective by the Commission on March 2, 2010 at 5:00 p.m. (local time) or as soon as practical thereafter.
     Through this letter, we hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the foregoing, please call the undersigned at (330) 796-2408 or Daniel Young at (330) 796-4141.

Very truly yours,

By:	/s/ David L. Bialosky

David L. Bialosky
Senior Vice President, General Counsel and Secretary